BNY MELLON CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2015

(1) Organization

BNY Mellon Capital Markets LLC (the Company), is a wholly owned subsidiary of The Bank of New York Mellon Corporation (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB), Securities Investor Protection Corporation (SIPC), and the National Association of Securities Dealers Automated Quotations (NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed securities, United States treasuries and federal agency debentures, which are cleared by the Company, and futures, which are cleared by UBS Securities LLC (UBS).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(b) Securities owned and Securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, as well as derivative contracts held for trading purposes, are stated at fair value. Fair value is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(c) *Fair Value Measurements*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs — Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs — Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.

Level 3 inputs — Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

In valuing level 3 securities, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company would then generally look at model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument. See footnote 10 for more information.

(d) *Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the statement of financial condition in accordance with ASC Subtopic 210-20, *Balance Sheet Offsetting*. See footnotes 6 and 11 for more information.

It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to re-pledge or resell the securities to others.

Interest is accrued on repurchase and resale contract amounts, and securities owned, and is included in the respective interest balances as interest receivable or interest payable on the statement of financial condition.

(e)   *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(f)   *Goodwill*

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with FASB ASC Subtopic 350-20, *Intangibles–Goodwill and Other*, goodwill is tested at least annually for impairment. The Company has established December 31 of each year as the date for conducting the annual goodwill impairment assessment. The Company continues to use a two-step process to test goodwill for impairment. The first step used to identify potential impairment involves comparing the Company's fair value to its carrying amount. If the fair value exceeds its carrying amount, there is no indication of impairment. If the carrying amount exceeds its fair value, a second step is performed to calculate the amount of the impairment, if any. For the year ended December 31, 2015, no impairment was recorded.

(g)   *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey and Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from the Parent, pursuant to a tax-sharing agreement between the Parent and the Company.

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC Topic 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. See footnote 17 for more information.

(3) Securities Owned and Securities Sold Not Yet Purchased, At Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2015:

	Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$ 468,987,450	146,007,192
Obligations of the U.S. treasury	166,987,944	379,660,274
U.S. government agencies	203,361,224	5,014,043
Agency mortgage backed securities	1,143,062,531	-
State and municipal obligations	172,631,676	1,173,610
Certificates of deposit	151,456,365	-
Commercial paper	24,786,864	-
Equity securities	24,063,014	16,927,564
Preferred stock	2,468,201	96,507
Auction rate securities	20,875	-
	$ 2,357,826,144	548,879,190

(4) Receivable from and Payable to Customers and Broker-Dealers

Receivable from and payable to customers and broker-dealers consist of the following at December 31, 2015:

	Receivable	Payable
Receivable from/payable to clearing broker	$ 2,489,261	539,067,070
Securities failed-to-deliver/receive - broker-dealers	1,141,859	6,075,557
Broker-dealer trades pending settlement	323,693,015	-
Receivable from/payable to clearing organizations	10,665,001	-
Collateral receivable/payable to customers	-	1,153,927
Receivable from/payable to customers	5,560,123	419,171
	$ 343,549,259	546,715,725

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, United States treasuries, and federal agency debentures through two broker dealers on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and futures transactions, which are cleared through UBS. The amount receivable from clearing broker is due from UBS, and amount payable to the clearing broker is due to Pershing.

Securities fail-to-receive and fail-to-deliver from brokers represents settled trades that either the firm has not received payment (or delivered securities), or the firm has not received securities (or made payment).

Broker-dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2015 approximates the amounts owed. Trades pending settlement at December 31, 2015 were subsequently settled at the contract price without an adverse effect to the Company's statement of financial condition.

Receivable from and payable to customers and broker-dealers include amounts due on unsettled securities transactions. Securities owned by customers and broker-dealers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis, as does its counterparties. The Company requires additional collateral to be deposited or returned, and likewise counterparties request and return collateral as deemed necessary. The collateral receivable from and payable to customers represent these balances.

The receivable from clearing organizations represents balances on deposit with the counterparty that are required in order to do business and are reviewed periodically.

(5) Furniture, Equipment and Leasehold Improvements, At Cost

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2015:

Furniture and office equipment	$	1,831,074
Computer equipment		941,105
Leasehold improvements		87,196
		2,859,375
Less accumulated depreciation and amortization		2,445,738
Furniture, equipment and leasehold improvements, net	$	413,637

(6) Securities Purchased Under Agreements to Resell and Securities Sold under Agreements to Repurchase

At December 31, 2015, the Company had received securities with an average interest rate of negative 0.5058% and a fair value of $330,453,252 as collateral for the counterparty's obligation under securities purchased under agreements to resell of $332,722,519. These particular transactions are primarily open ended contracts for U.S. treasuries with a related party in which the principal values are reset regularly. Because certain U.S. treasuries are hard to borrow, some of these contracts carry a negative interest rate.

At December 31, 2015, the Company had pledged securities with an average interest rate of 0.3611% and a fair value of $1,631,912,856 as collateral for its obligation under securities sold under agreements to repurchase of $1,600,000,000.

(7) Lines of Credit

The Company maintains uncommitted lines of credit totaling $700 million, which consist of $200 million with unrelated financial institutions and $500 million with the Parent. In addition, the Company maintains an additional uncommitted line of credit with Pershing in the amount of $1 billion. In each case, the lines of credit are used to finance the Company's trading business. As of December 31, 2015, the Company did not have any borrowings outstanding under the lines of credit.

(8) Related-Party Transactions

The Company conducts transactions in the ordinary course of business with its affiliates. During the year ended December 31, 2015, such transactions included purchases of securities under agreements to resell, portfolio management and other advisory services. The affiliates also provide legal, tax, data processing, rent, and other administrative support services to the Company pursuant to a service agreement between the Company and the affiliates.

As of December 31, 2015, amounts payable to affiliates of $5,675,239 consists of payables related to expenses incurred by an affiliate on behalf of the Company and current taxes payable.

In addition, the Company had a receivable from affiliates totaling $131,709 which primarily represents expense sharing allocations.

The Company relies on and does recurring business with affiliated entities. In the course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

Assets:		
Cash	$	1,865,149
Securities purchased under agreements to resell, net		124,095,200
Receivable from affiliates		131,709
Total assets	$	126,092,058
Liabilities:		
Payable to broker-dealers	$	539,061,603
Payable to affiliates		5,675,239
Other liabilities		57,732
Total liabilities	$	544,794,574

(9) Employee Benefits

(a) Retirement Benefits

The Parent has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other postretirement plans providing healthcare benefits for certain retired employees.

In addition, the affiliate also administers an employee stock ownership plan and an employee savings plan. These plans provide additional benefits to certain employees.

(b) Stock Compensation

The Parent's long-term incentive plans provide for the issuance of stock options, restricted stock, RSUs, and other stock-based awards to employees of the Company. The Parent's stock options plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company.

Restricted stock and RSUs are granted under the Parent's long-term incentive plans at no cost to the recipient. The fair value of the restricted stock and the RSUs is equal to the fair market value of the Parent's common stock on the date of grant.

(10) Financial Instruments

(a) Fair Value

In accordance with FASB ASC Topic 820, *Fair Value Measurement,* the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 primarily consists of securities whose value is based on unadjusted quoted market prices such as listed equities and options. Additionally, this category also includes U.S. treasury obligations for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of securities whose value is based on quoted prices for similar assets or liabilities in markets that are active, quoted prices in inactive markets, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes corporate debt, U.S. government agencies, agency mortgage-backed securities, state and municipal obligations, certificates of deposits, commercial paper and forward settling securities.

Level 3 comprises securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. This category includes auction rate securities.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 are as follows:

		Assets at fair value as of December 31, 2015			
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities owned, at fair value:					
Corporate and sovereign debt securities	$ -	468,987,450	-	-	468,987,450
U.S. treasury obligations	166,987,944	-	-	-	166,987,944
U.S. government agencies	-	203,361,224	-	-	203,361,224
Agency mortgage-backed securities	-	1,143,062,531	-	-	1,143,062,531
State and municipal obligations	-	172,631,676	-	-	172,631,676
Auction rate securities	-	-	20,875	-	20,875
Certificates of deposit	-	151,456,365	-	-	151,456,365
Commercial paper	-	24,786,864	-	-	24,786,864
Equity securities	23,906,794	156,220	-	-	24,063,014
Preferred stock	-	2,468,201	-	-	2,468,201
Total securities owned, at fair value	190,894,738	2,166,910,531	20,875	-	2,357,826,144
Derivative assets, at fair value					
Equity derivatives	6,052,432	-	-	-	6,052,432
Interest rate derivatives	-	28,293,115	-	(20,591,649)	7,701,466
Total derivatives owned, at fair value	6,052,432	28,293,115	-	(20,591,649)	13,753,898
Total fair valued assets	$ 196,947,170	2,195,203,646	20,875	(20,591,649)	2,371,580,042

[1] Includes the effect of netting agreements and net cash collateral received.

	Liabilities at fair value as of December 31, 2015				
	Level 1	**Level 2**	**Level 3**	**Netting** [(1)]	**Total**
Securities sold not yet purchased, at fair value:					
Corporate and sovereign debt securities	$ -	146,007,192	-	-	146,007,192
U.S. treasury obligations	379,660,274	-	-	-	379,660,274
U.S. government agencies	-	5,014,043	-	-	5,014,043
State and municipal obligations	-	1,173,610	-	-	1,173,610
Equity securities	16,736,722	190,842	-	-	16,927,564
Preferred stock	-	96,507	-	-	96,507
Total securities sold not yet purchased, at fair value	396,396,996	152,482,194	-	-	548,879,190
Derivative liabilities, at fair value					
Equity derivatives	3,711,903	-	-	-	3,711,903
Interest rate derivatives	27,031	30,709,545	-	(20,676,894)	10,059,682
Total derivatives owned, at fair value	3,738,934	30,709,545	-	(20,676,894)	13,771,585
Total fair valued liabilities	$ 400,135,930	183,191,739	-	(20,676,894)	562,650,775

[(1)] Includes the effect of netting agreements and net cash collateral paid.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2015.

The following table presents the changes in fair values for securities classified as Level 3 for the year ended December 31, 2015.

Fair value measurements using significant unobservable inputs (Level 3)	
	Auction rate securities
Beginning balance at January 1, 2015	$ 251,300
Total realized gains (losses)	7,012
Total unrealized gains	688
Sales	(238,125)
Ending balance at December 31, 2015	$ 20,875

The valuation of level 3 fair value measurements contains significant unobservable inputs and assumptions, which if changed, could affect the fair value of the securities. Because the Company's population of level 3 financial investments as of December 31, 2015 is limited to $20,875 of auction rate securities, the Company does not believe that such changes would have a material impact on the Company's financial position or results of operations.

(b) *Derivative Instruments*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including to-be-announced contracts (TBAs), U.S. Adjustable Rate Mortgages (ARMs), and Collateralized Mortgage Obligations (CMOs). These derivative instruments are used to manage exposure to market and interest rate risk, and to generate profits from customer facilitation activity.

Futures and forward settling mortgage-backed TBA, ARM, and CMO securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counterparty credit risk on forward settling TBAs, ARMs, and CMO securities and options is limited to the unrealized fair value gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

BNY MELLON CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2015

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2015:

		Notional value (in millions)	Derivative assets, at fair value	Derivative liabilities, at fair value
Futures				
Euro-Dollar	$	320	-	-
Forwards:				
Agency Mortgage-Backed TBAs, ARM's, CMO's, U.S. Government and U.S. Agencies		25,934	28,293,115	30,709,545
Options:				
Equity options		168	6,052,432	3,711,903
US Treasury security options			-	27,031
Total gross derivatives, at fair value	$		34,345,547	34,448,479
Impact of netting			(20,591,649)	(20,676,894)
Total net derivatives, at fair value	$		13,753,898	13,771,585

(c)   Other Fair Values

The fair values of other financial assets and liabilities (consisting primarily of receivable from and payables to broker-dealers and customers; reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

Summary of financial instruments

(in thousands)		December 31, 2015				
		Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:						
Cash	$	1,866	-	-	1,866	1,866
Cash segregated for regulatory purposes		10,000	-	-	10,000	10,000
Receivable from broker-dealers		-	337,989	-	337,989	337,989
Receivable from customers		-	5,560	-	5,560	5,560
Securities purchased under agreements to resell		-	332,723	-	332,723	332,723
Fees receivable		-	5,220	-	5,220	5,220
Interest receivable		-	10,719	-	10,719	10,719
Receivable from affiliates		-	132	-	132	132
Total	$	11,866	692,343	-	704,209	704,209
Liabilities						
Securities sold under agreements to repurchase	$	-	1,600,000	-	1,600,000	1,600,000
Payable to broker-dealers		-	545,143	-	545,143	545,143
Payable to customers		-	1,573	-	1,573	1,573
Payable to affiliates		-	5,675	-	5,675	5,675
Interest payable		-	1,448	-	1,448	1,448
Total	$	-	2,153,839	-	2,153,839	2,153,839

Cash and Cash Segregated For Regulatory Purposes

Cash and cash segregated for regulatory purposes are classified as Level 1 within the valuation hierarchy due to their short term and liquid nature.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The estimated fair value of securities sold under agreements to repurchase and securities purchased under agreements to resell are based on inputs such as interest rates and tenors. Both are classified as Level 2 within the valuation hierarchy.

Receivables from and Payables to Customers and Broker-Dealers

The estimated fair value of receivables from and payables to customers and broker-dealers is equal to the carrying amounts due to the demand feature of the payables to customers and broker-dealers and are classified as Level 2 within the valuation hierarchy.

Receivable and Payable to Affiliates

The receivable and payable to affiliates represent monies related to unsettled expenditures or services rendered or received. The fair value of receivable and payable to affiliates are determined based on cost and for some transactions the cost is determined by expense sharing agreements with the affiliates.

Fees Receivable

The fair value of fees receivable is determined by the expected revenue generated for underwriting and remarketing services rendered

Interest Receivable and Payable

The interest receivable and payable represents accrued interest on securities transactions. The fair value is determined based upon the securities stated interest rates and payment dates.

(d)   Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. See footnote 12 for more information.

(11)   Offsetting of Assets and Liabilities

The following tables present financial and derivative instruments that are subject to an enforceable netting agreement. There were no derivative instruments or financial instruments subject to a netting agreement for which the Company is not netting.

Offsetting of Derivative Assets and Financial Instruments

				December 31, 2015			
		Offset in the statement of financial condition	Net assets recognized in the statement of financial condition	Gross amounts not offset in the statement of financial condition [1]			
	Gross assets recognized			Financial instruments	Cash collateral received		Net amount
Derivative assets subject to netting arrangements:							
Interest rate derivatives	$ 28,293,115	(20,591,649)	7,701,466	(2,796,290)	-		4,905,176
Total derivative assets subject to netting arrangements:	28,293,115	(20,591,649)	7,701,466	(2,796,290)	-		4,905,176
Derivative assets not subject to netting arrangements:							
Equity derivatives	6,052,432	-	6,052,432	-	-		6,052,432
Total derivative assets not subject to netting arrangements:	6,052,432	-	6,052,432	-	-		6,052,432
Total derivative assets, at fair value	34,345,547	(20,591,649)	13,753,898	(2,796,290)	-		10,957,608
Securities purchased under agreements to resell	435,797,363	(103,074,844)	332,722,519	(330,453,252)	-		2,269,267
	$ 470,142,910	(123,666,493)	346,476,417	(333,249,542)	-		13,226,875

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2015

Offsetting of Derivative Liabilities and Financial Instruments

	Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Gross amounts not offset in the statement of financial condition (1)		Net amount
				Financial instruments	Cash collateral received	
			December 31, 2015			
Derivative liabilities subject to netting arrangements:						
Interest rate derivatives	$ 30,709,545	(20,676,894)	10,032,651	-	-	10,032,651
Total derivative liabilities subject to netting arrangements:	30,709,545	(20,676,894)	10,032,651	-	-	10,032,651
Derivative liabilities not subject to netting arrangements:						
Equity derivatives	3,711,903	-	3,711,903	-	-	3,711,903
Interest rate derivatives	27,031	-	27,031	-	-	27,031
Total derivative liabilities not subject to netting arrangements:	3,738,934	-	3,738,934	-	-	3,738,934
Total derivative liabilities, at fair value	34,448,479	(20,676,894)	13,771,585	-	-	13,771,585
Securities sold under agreements to repurchase	1,703,074,844	(103,074,844)	1,600,000,000	(1,600,000,000)	-	-
	$ 1,737,523,323	(123,751,738)	1,613,771,585	(1,600,000,000)	-	13,771,585

(1) The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

BNY MELLON CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2015

(12) Transfers and Servicing – Secured Borrowing and Collateral

The following table presents the contract value of repurchase agreements accounted for as secured borrowings by the type of collateral provided to counterparties.

Gross Liabilities Collateral Pledged and Contractual Maturity

	Overnight and continuous
Repurchase Agreements	
U.S. Treasury	162,242,468
U.S. Government agencies	199,829,566
Agency mortgage-backed securities	1,341,002,810
Total Gross Liabilities Collateral Pledged	$ 1,703,074,844

The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty; therefore, decreasing the amount of assets available for other liquidity needs that may arise.

(13) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. As of December 31, 2015, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:		
Securities purchased under agreements to resell	$	433,552,748
Derivative securities collateral received		2,796,290
Total source of collateral		436,349,038
Use of available collateral - pledged:		
Securities sold under agreements to repurchase		1,735,012,352
Pledged to clearing corporations		72,983,204
Total use of collateral	$	1,807,995,556

Of the amount of collateral received, all may be re-pledged or sold. Of this amount, none has been re-pledged or sold. Of the amount of collateral pledged, all may be re-pledged or sold.

(14) Liabilities Subordinated to the Claims of General Creditors

The Company, with the approval of FINRA, repaid in full the $50,000,000 subordinated note and all accrued interest in December 2015. The borrowings under subordination represented a cash subordination agreement with the Parent.

The Company's repayment of the subordinated note did not have a significant impact on the Company's excess net capital as determined under SEC Rule 15c3-1.

(15) Dividend to Member

The Company, with the approval of FINRA, repaid $50,000,000 of capital in the form of a dividend to its sole Member in December 2015. The Company's payment of the dividend did not have a significant impact on the Company's excess net capital as determined under SEC Rule 15c3-1.

(16) Regulatory Requirements

(a) *Cash and Securities Segregated under Federal and Other Regulations*

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2015, the Company had a $1,450,164 reserve deposit requirement.

At December 31, 2015, cash of $10,000,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(b) *Net Capital Requirement*

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule.

At December 31, 2015, the Company had net capital of $278,629,208 which was $277,629,208 in excess of the amount required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, Pershing LLC, the Company is required to maintain certain minimum levels of net capital. At December 31, 2015, the Company was in compliance with all such requirements.

(17) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $5.0 million and a gross deferred tax liability of $1.4 million at December 31, 2015. The deferred tax asset is primarily attributable to amortization of goodwill, intangibles and restricted stock units and the deferred tax liability is primarily attributable to depreciation and amortization. The net deferred tax asset is $3.6 million. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

Federal taxes receivable of $351 thousand and state taxes payable of $1.1 million are included in due to affiliates on the statement of financial condition.

The Parent's federal consolidated income tax returns are closed to examination through 2010. The New York State and New York City income tax returns are closed to examination through 2012 and 2010, respectively. The Company's New Jersey income tax returns are closed to examination through 2011.

(18) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2015 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices, which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(19) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2015 are:

	Rental Obligations
2016	$ 35,400
2017	11,112
Thereafter	-
	$ 46,512

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

The California Public Employees' Retirement System sued Lehman Brothers officers, directors, auditors, and underwriters in New York federal court for alleged misrepresentations and omissions in the purchase of approximately $75 million of Lehman notes between 2007 and 2008. Legacy Mellon Financial Markets and Legacy BNY Capital Markets were part of underwriting groups for the Lehman notes. Plaintiff filed its Second Amended Complaint on November 2, 2011. On January 6, 2012, the underwriters moved to dismiss the Consolidated Amended Complaint. On August 9, 2013, the district court granted the motion to dismiss based on expiration of the statute of repose (a form of time bar similar to statutes of limitation). On June 10, 2015, Plaintiff appealed the dismissal to the Second Circuit Court of Appeals, and the appeal was fully briefed on January 28, 2016. The Company expects oral argument to be scheduled in the 1st or 2nd quarter of 2016.

(20) Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2015 through the date of issuance of the financial statements on February 26, 2016.